UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Coupons.com Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22265J102
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	22265J102

1	Names of Reporting Persons John H. Burbank III
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 12,079,222 (See Item 2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,079,222 (See Item 2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,079,222 (See Item 2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 15.1%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Coupons.com Incorporated

(b)	Address of Issuer’s Principal Executive Offices:
400 Logue Avenue
Mountain View, California 94043

Item 2.
Name of Person Filing:

John H. Burbank III (“Burbank” and the “Reporting Person”).

Burbank is the managing member of certain entities (the “Entities”). Burbank is the owner of record of 286,395 Shares. The Entities are the owners of record of an aggregate of 11,792,827 Shares. Burbank has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 286,395 Shares over which he is the owner of record. In addition, under the terms of the relevant agreements, Burbank has the sole power to vote or direct the vote of and to dispose or direct the disposition of 11,792,827 Shares owned of record by the Entities. This statement on Schedule 13G shall not be construed as an admission that any of the Entities is the beneficial owner of the Shares covered by this statement.

(a)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:
c/o Passport Capital, LLC
One Market Street, Steuart Tower, Suite 2200
San Francisco, CA 94105

(b)	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

(c)	Title and Class of Securities:

Common Stock

(d)	CUSIP No.: 22265J102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

____

Item 4. Ownership

(a)	Amount Beneficially Owned:

See disclosure in Item 2 hereof.

(b)	Percent of Class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares as to which such person has:

See Items 5-8 of each Reporting Persons’ respective cover page.

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See disclosure in Item 2 hereof. The Entities are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interest of one entity, JHB Ventures, LLC, relates to more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See disclosure in Item 2 hereof.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

JOHN H. BURBANK III

By:	/s/ JOHN H. BURBANK III